Lordstown Motors Corp.

2300 Hallock Young Road

Lordstown, Ohio 44481

September 1, 2022

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Lordstown Motors Corp.
Acceleration Request Registration Statement on Form S-3 Filed August 24, 2022 File No. 333-267052

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, Lordstown Motors Corp. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 5:00 PM, Eastern time, on September 2, 2022, or as soon thereafter as is practicable.

Please contact Janet Spreen of Baker & Hostetler LLP at (216) 861-7564 or jspreen@bakerlaw.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

Sincerely,

Lordstown Motors Corp.

By:	/s/ Melissa Leonard
Melissa Leonard
Executive Vice President, General Counsel & Secretary